Exhibit 99.3

Return on Equity and Assets Ratios

	Q3 2022	Q2 2022	Q1 2022	Nine months ended July 31, 2022	For the Year-Ended October 2021
Return on Assets	0.76%	0.95%	0.88%	0.86%	0.96%
Return on Equity	14.6%	18.4%	17.3%	16.7%	18.6%
Dividend Payout Ratio	51%	40%	42%	44%	39%